UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2025

Chun Kwok Stanley Ting
Chief Executive Officer
JM Group Ltd
Unit 812, 8/F, Harbour Center Tower 1
1 Hok Cheung Street, Hung Hom, Kowloon
Hong Kong

Re: JM Group Ltd
Registration Statement on Form F-1
Filed August 13, 2025
File No. 333-289556

Dear Chun Kwok Stanley Ting:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 Filed August 13, 2025

Summary Consolidated Financial and Operating Data, page 18

1. Please revise your weighted average number of ordinary shares and earnings (losses) per share amounts for the years ended September 30, 2023 and 2024 to be consistent with the amounts disclosed in your consolidated statements of income (loss) presented on page F-5.

Risk Factors
Risks Related to JM Group's Ordinary Shares and This Offering
You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased., page 50

2. Your disclosure of the immediate dilution of $3.54 per share, assuming an initial public offering price of $13,272,680, which is the midpoint of the price range, appears to be inconsistent with the dilution information presented on page 62. Please clarify or revise.

Use of Proceeds, page 59

3. The $13,137,000 estimated net proceeds from this offering disclosed here does not appear to be consistent with the net proceeds of $14,862,000 used in calculating the capitalization on an as adjusted basis on page 61 and the pro forma as adjusted net tangible book value as of March 31, 2025 on page 62. Please revise to reconcile the difference.

Dilution, page 62

4. Please revise the net tangible book deficit to exclude deferred IPO costs, and revise your disclosure to state it is as of March 31, 2025.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ta Tanisha Meadows at 202-551-3322 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Zhuoyao (Joy) Hui